EXHIBIT 99.1

O2Micro Reports Third Quarter 2022 Financial Results

GEORGE TOWN, Grand Cayman, Nov. 04, 2022 (GLOBE NEWSWIRE) --

Operational Highlights:

  2022 Q3 revenue was $18.2 million, within the guidance publicly released on July 29, 2022.

  O2Micro expects the fourth quarter 2022 revenue to be in the range of $16.0 million to $19.0 million.

O2Micro® International Limited (NASDAQ: OIIM)(O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter ending September 30, 2022.

Financial Highlights for the Third Quarter ending September 30, 2022:
O2Micro reported the third quarter 2022 revenue of $18.2 million within the guidance announced on July 29, 2022. Revenue was down 33.4% from the same quarter in the previous year. The gross margin in the third quarter of 2022 was 52.3%, which was up from 52.0% in the same quarter of 2021. During the third quarter of 2022, the Company recorded total GAAP operating expenses of $11.1 million, (including a Corporate special project of 1.3m expense and stock-based compensation of 594k.) and was up from $10.6 million in the same quarter of 2021. The GAAP operating margins for the third quarter of 2022 was (9.0%) compared to 13.3% in the same quarter of 2021. The Company reported a 2022 Q3 GAAP net loss of ($1.3) million, or ($0.04) per fully diluted ADS, compared to GAAP net income of $3.7 million or $0.12 per fully diluted ADS in the comparable quarter of 2021.

Supplementary Data:
The Company ended the third quarter of 2022 with $50.3 million in unrestricted cash and short-term investments or $1.72 per outstanding ADS, along with 345 employees worldwide of which 206 are engineers.

Management Commentary:
"O2Micro has shown promise in both the Intelligent Lighting and the Battery Management markets with our advanced analog and mixed signal design power management products showing increasing acceptance into the markets,” said Sterling Du, O2Micro’s Chairman and CEO. “Our growing global patent portfolio emphasizes our continued commitment to designing leading edge technologies for our customers. These along with continued management of operational costs, are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its third quarter conference call on Friday, November 4, 2022, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Participants, Int'l Toll: 1-412-317-6060
Participants, US/CAN: 1-866-652-5200

A live webcast will also be available at https://event.choruscall.com/mediaframe/webcast.html?webcastid=4oe2UCmz and an online replay will be available on the website for 2 months

The Call-in Audio Replay will be available following the call from November 4, 2022, at 12:00PM Eastern Time (US & Canada) through November 11, 2022 at 12:00PM Eastern Time (US & Canada):
https://services.choruscall.com/ccforms/replay.html
Replay access code: 4066129

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

OPERATING REVENUES	$18,161	$27,270	$61,844	$76,711

COST OF REVENUES	8,660	13,096	29,364	37,060

GROSS PROFIT	9,501	14,174	32,480	39,651

OPERATING EXPENSES
Research and development (1)	4,824	5,126	14,712	14,433
Selling, general and administrative (1)	6,313	5,434	18,102	15,955

Total Operating Expenses	11,137	10,560	32,814	30,388

(LOSS) INCOME FROM OPERATIONS	(1,636)	3,614	(334)	9,263

NON-OPERATING INCOME
Interest income	156	48	296	186
Foreign exchange gain – net	324	57	464	29
Government grants	35	136	121	274
Other – net	100	101	337	344
Total Non-operating Income	615	342	1,218	833

(LOSS) INCOME BEFORE INCOME TAX	(1,021)	3,956	884	10,096

INCOME TAX EXPENSE	239	279	674	776

NET (LOSS) INCOME	(1,260)	3,677	210	9,320

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(1,012)	(148)	(2,291)	36
Unrealized pension gain	1	-	3	1
Total Other Comprehensive (Loss) Income	(1,011)	(148)	(2,288)	37

COMPREHENSIVE (LOSS) INCOME	$(2,271)	$3,529	$(2,078)	$9,357

(LOSS) EARNINGS PER ADS
Basic	$(0.04)	$0.13	$0.01	$0.33
Diluted	$(0.04)	$0.12	$0.01	$0.30

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	29,180	28,478	29,098	28,323
Diluted (in thousands)	29,180	31,017	30,464	31,221

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$212	$98	$629	$294
Selling, general and administrative	$382	$345	$1,125	$996

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2022	2021
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$46,250	$20,780
Restricted cash	34	39
Short-term investments	4,033	29,186
Accounts receivable – net	13,002	18,784
Inventories	22,476	19,523
Prepaid expenses and other current assets	1,546	2,087
Total Current Assets	87,341	90,399

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	21,761	23,611

OTHER ASSETS	3,986	3,340

TOTAL ASSETS	$114,080	$118,342

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,450	$9,175
Income tax payable	354	307
Lease liabilities	992	1,076
Accrued expenses and other current liabilities	5,393	5,773
Total Current Liabilities	12,189	16,331

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	108	147
Deferred income tax liabilities	631	537
Lease liabilities	1,528	1,775
Other liabilities	63	68
Total Other Long-Term Liabilities	2,330	2,527

Total Liabilities	14,519	18,858

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of September 30, 2022 and December 31, 2021 Outstanding – 1,459,348,000 and 1,424,760,750 shares as of September 30, 2022 and December 31, 2021, respectively	33	33
Additional paid-in capital	143,944	143,540
Accumulated deficits	(35,185)	(35,158)
Accumulated other comprehensive income	3,585	5,873
Treasury stock – 209,688,600 and 244,275,850 shares as of September 30, 2022 and December 31, 2021, respectively	(12,816)	(14,804)
Total Shareholders’ Equity	99,561	99,484

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$114,080	$118,342

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com

Gregory Communications FCA
Joe Hassett
joeh@gregoryfca.com